                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December, 2002



                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
                    (Address of principal executive offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [*]  Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes [ ]  No [*]

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180). In addition, this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the registrant's Consent Solicitation Statement, dated November 14, 2002, relating to its solicitation of consents and proxies from the holders of its 6-3/8% Notes due 2003, 8-1/4% Notes due 2005, 7-3/4% Debentures due 2013, 6%
Debentures due 2026, 7% Debentures due 2027, 6-3/4% Debentures due 2027, 7.40% Amortizing Debentures due 2016 and 7.95% Zero-to-Full Debentures due 2096, and to be a part thereof from the date on which this report is filed or furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2002 AND 2001
TOGETHER WITH INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

           English Translation of a Report Originally Issued in Korean




To the Shareholders and Board of Directors of Korea Electric Power Corporation

We have reviewed the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the "Company") as of September 30, 2002 and 2001 and the related non-consolidated statements of income for the nine month periods then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements as of and for the nine month periods ended September 30, 2002 and 2001, for them to be in conformity with standards for preparing interim financial statements in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As we draw attention to Note 1, the operations of the Company may be directly or indirectly affected by the general unstable economic conditions in the Republic of Korea and the impact of the implementation of structural reforms.

As discussed in Note 19, the Company spun off its power generation division on April 2, 2001, in accordance with the approval of the shareholders on March 16, 2001, which resulted in establishing six new power generation subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd. As of April 2, 2001, their combined assets and liabilities were won 35,131,773 million and won 17,646,157 million, respectively.

As discussed in Note 17, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to won 255,132 million and won 9,988,924 million, respectively, for the nine month period ended September 30, 2002 and won 204,009 million and won 7,352,761 million, respectively, for the nine month period ended September 30, 2001. Related receivables and payables amount to won 26,798 million and won 893,006 million, respectively, as of September 30, 2002 and won 103,128 million and won 1,140,493 million, respectively, as of September 30, 2001.

As discussed in Note 1, the Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, review standards and their application in practice as well as the Korea Electric Power Corporation Act and the Accounting Regulations for Government Invested Enterprises.



By:/s/ Anjin & Co.

Anjin & Co.
(A former member firm of Andersen Worldwide.
Anjin & Co. became an associate member firm of Deloitte Touche Tohmatsu effective July 2, 2002.)

Seoul, Korea
November 1, 2002

                        KOREA ELECTRIC POWER CORPORATION


                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountants' Review Report)



                                                                                                 Translation into
                                                                 Korean Won                     U.S. Dollars (Note 2)
                                                      --------------------------------   ---------------------------------
                       ASSETS                               2002             2001             2002               2001
                                                      ---------------  ---------------   ---------------   ---------------
                                                                (In millions)                     (In thousands)
Property, Plant and Equipment
   (Notes 2, 3, 4, 10 and 17):
   Utility plant                                       won 32,997,615   won 28,909,217   $    26,925,838   $    23,589,732
   Non-utility plant                                                -               36                 -                30
                                                      ---------------  ---------------   ---------------   ---------------
                                                           32,997,615       28,909,253        26,925,838        23,589,762
   Less: accumulated depreciation                          (4,891,779)      (4,157,835)       (3,991,660)       (3,392,766)
   Less: construction grants                               (2,810,023)      (1,709,301)       (2,292,960)       (1,394,779)
                                                      ---------------  ---------------   ---------------   ---------------
                                                           25,295,813       23,042,117        20,641,218        18,802,217
   Construction-in-progress                                 2,745,019        3,738,975         2,239,918         3,050,979
                                                      ---------------  ---------------   ---------------   ---------------
                                                           28,040,832       26,781,092        22,881,136        21,853,196
                                                      ---------------  ---------------   ---------------   ---------------
Investments and others:
   Investment securities (Note 5)                          22,216,369       20,520,698        18,128,412        16,744,756
   Long-term loans (Note 6)                                   129,596          119,806           105,749            97,761
   Currency and interest rate swaps (Note 12)                 327,092          189,018           266,905           154,237
   Intangibles (Note 15)                                       79,330           45,476            64,733            37,108
   Other non-current assets (Note 11)                         131,797          165,132           107,546           134,747
                                                      ---------------  ---------------   ---------------   ---------------
                                                           22,884,184       21,040,130        18,673,345        17,168,609
                                                      ---------------  ---------------   ---------------   ---------------
Current assets:
   Cash and cash equivalents (Note 11)                        697,040          174,043           568,780           142,018
   Trade receivables, net of allowance for
     doubtful accounts of won 21,464 million in
     2002 and won 21,506 million in 2001
     (Notes 11 and 17)                                      1,378,555        1,633,295         1,124,892         1,332,758
   Other account receivables, net of allowance for
     doubtful accounts of won 2,714 million in
     2002 and won 2,675 million in 2001 (Note 11)             194,776          220,093           158,936           179,594
   Short-term financial instruments                            79,000          120,398            64,463            98,244
   Short-term loans (Note 6)                                    8,074            5,695             6,588             4,647
   Inventories (Note 7)                                        60,145           54,043            49,078            44,099
   Prepayments                                                    865            1,222               706               997
   Other current assets                                       112,808          234,602            92,051           191,434
                                                      ---------------  ---------------   ---------------   ---------------
                                                            2,531,263        2,443,391         2,065,494         1,993,791
                                                      ---------------  ---------------   ---------------   ---------------
        Total Assets                                   won 53,456,279   won 50,264,613   $    43,619,975   $    41,015,596
                                                      ===============  ===============   ===============   ===============

(continued)

                        KOREA ELECTRIC POWER CORPORATION

                        AS OF SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountants' Review Report)


                                                                                                  Translation into
                                                                   Korean Won                    U.S. Dollars (Note 2)
                                                       --------------------------------   ---------------------------------
                                                             2002             2001             2002               2001
                                                       ---------------   --------------   ---------------    --------------
                                                                 (In millions)                      (In thousands)
SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity (Notes 3, 5 and 8):
   Common stock                                          won 3,200,504    won 3,200,504   $     2,611,590    $    2,611,590
   Capital surplus                                          14,311,357       14,300,265        11,677,974        11,668,923
   Retained earnings
     Appropriated                                           15,351,474       13,924,600        12,526,703        11,362,383
     Unappropriated (Net income of won 2,600,553
        million in 2002 and won 1,643,797 million
        in 2001)                                             2,600,553        1,643,797         2,122,034         1,341,328
   Capital adjustments:                                         44,328          172,686            36,172           140,910
                                                       ---------------   --------------   ---------------    --------------
        Total Shareholders' Equity                          35,508,216       33,241,852        28,974,473        27,125,134
                                                       ---------------   --------------   ---------------    --------------

Long-term liabilities:
   Long-term debt (Note 9)                                  11,442,564       11,161,718         9,337,058         9,107,889
   Accrued severance indemnities, net (Note 2)                 210,449          107,048           171,725            87,350
   Reserve for self-insurance                                   77,522           73,535            63,257            60,004
   Currency and interest rate swaps (Note 12)                  490,817          337,354           400,503           275,279
   Financing lease liabilities (Note 10)                         6,154            9,740             5,022             7,948
   Deferred income tax liabilities (Note 16)                 1,292,942        1,001,388         1,055,032           817,126
   Other long-term liabilities                                 338,157          273,672           275,934           223,315
                                                       ---------------   --------------   ---------------    --------------
                                                            13,858,605       12,964,455        11,308,531        10,578,911
                                                       ---------------   --------------   ---------------    --------------
Current liabilities:
   Trade payables (Note 17)                                    998,307        1,198,455           814,612           977,932
   Other accounts payable                                      420,113          418,269           342,810           341,305
   Short-term borrowings (Note 9)                                    -          261,820                 -           213,643
   Current portion of long-term debt (Note 9)                1,210,580        1,051,618           987,825           858,113
   Income tax payable                                          690,528          407,587           563,466           332,588
   Accrued expenses                                            195,575          180,046           159,588           146,916
   Dividends payable                                             2,149            1,745             1,754             1,424
   Other current liabilities                                   572,206          538,766           466,916           439,630
                                                       ---------------   --------------   ---------------    --------------
                                                             4,089,458        4,058,306         3,336,971         3,311,551
                                                       ---------------   --------------   ---------------    --------------
        Total Liabilities                                   17,948,063       17,022,761        14,645,502        13,890,462
                                                       ---------------   --------------   ---------------    --------------
        Total Shareholders' Equity and Liabilities      won 53,456,279   won 50,264,613   $    43,619,975    $   41,015,596
                                                       ===============   ==============   ===============    ==============



        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION

                      NON-CONSOLIDATED STATEMENTS OF INCOME

          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountants' Review Report)


                                                                                                  Translation into
                                                                   Korean Won                   U.S. Dollars (Note 2)
                                                       ---------------------------------  ---------------------------------
                                                             2002              2001             2002              2001
                                                       ---------------   ---------------  ---------------   ---------------
                                                             (In millions, except               (In thousands, except
                                                              per share amounts)                  per share amounts)
OPERATING REVENUES (Note 17):
   Sale of electricity                                  won 15,472,247    won 14,676,594  $    12,625,253   $    11,976,005
   Other operating revenues                                    241,031           235,517          196,680           192,180
                                                       ---------------   ---------------  ---------------   ---------------
                                                            15,713,278        14,912,111       12,821,933        12,168,185
                                                       ---------------   ---------------  ---------------   ---------------
OPERATING EXPENSES
   (Notes 13, 14, 15, 17 and 18):
   Power generation, transmission and
     distribution expenses                                   2,295,850         4,945,878        1,873,399         4,035,804
   Purchased power                                          10,602,076         6,981,738        8,651,225         5,697,053
   Other operating costs                                       237,479           194,288          193,781           158,537
   Selling and administrative expenses                         669,575           632,114          546,369           515,801
                                                       ---------------   ---------------  ---------------   ---------------
                                                            13,804,980        12,754,018       11,264,774        10,407,195
                                                       ---------------   ---------------  ---------------   ---------------

OPERATING INCOME                                             1,908,298         2,158,093        1,557,159         1,760,990

OTHER INCOME (EXPENSE)
   Interest income                                              17,073            21,864           13,931            17,841
   Interest expense                                           (455,716)         (671,988)        (371,861)         (548,338)
   Gain (loss) on foreign currency transactions and
     translation, net                                          338,469          (181,319)         276,188          (147,955)
   Gain on valuation using the equity method of
     accounting (Note 5)                                     1,755,873           912,745        1,432,781           744,794
   Donations                                                   (65,889)           (6,206)         (53,765)           (5,064)
   Valuation gain (loss) on currency and interest
     rate swaps, net (Note 12)                                  54,192           (31,033)          44,220           (25,323)
   Gain on disposal of investment                                    -            98,767                -            80,593
   Other, net                                                  139,423            72,732          113,769            59,349
                                                       ---------------   ---------------  ---------------   ---------------
                                                             1,783,425           215,562        1,455,263           175,897
                                                       ---------------   ---------------  ---------------   ---------------

ORDINARY INCOME/INCOME BEFORE
    INCOME TAX EXPENSE                                       3,691,723         2,373,655        3,012,422         1,936,887

INCOME TAX EXPENSE (Note 16):                                1,091,170           729,858          890,388           595,559
                                                       ---------------   ---------------  ---------------   ---------------

NET INCOME                                              won  2,600,553    won  1,643,797  $     2,122,034   $     1,341,328
                                                       ===============   ===============  ===============   ===============

ORDINARY INCOME PER SHARE (Note 2)                      won      4,070    won      2,573  $          3.32   $          2.10
                                                       ===============   ===============  ===============   ===============

EARNINGS PER SHARE (Note 2)                             won      4,070    won      2,573  $          3.32   $          2.10
                                                       ===============   ===============  ===============   ===============


        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION.

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2002 AND 2001

                  (See Independent Accountant's Review Report)


1.   THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of September 30, 2002, the Government of the Republic of Korea and Korea Development Bank hold 32.35 percent and 21.57 percent of the Company's shares, respectively.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Bank of Korea Basic Rate of won 1,225.50 to US $1.00 at September 30, 2002, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea, net of depreciation. Expenditures that result in the enhancement of the value or extension of the useful life of the utility plants involved are capitalized as additions to property, plant and equipment. The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. The amount of capitalized interest was won 52,790 million and won 354,705 million for the nine month periods ended September 30, 2002 and 2001, respectively, of which foreign currency transactions and translation gains deducted from the capitalized interest amounted to won 41,678 million and won 8,778 million, and foreign currency transactions and translation losses added to the capitalized interest amounted to won 2,931 million and won 100,524 million for the nine month periods ended September 30, 2002 and 2001, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                                                          Years
                                                      ---------------
                             Buildings                    15, 30
                             Structures                   15, 30
                             Machinery                      16
                             Ships                           9
                             Vehicles                        4
                             Others                          4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

-          Grants from the government or public institutions

-          Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expenses during the useful lives of the related assets. The Company received won 385,345 million and won 383,885 million of construction grants, and offset won 140,562 million and won 124,825 million against depreciation expenses for the nine month periods ended September 30, 2002 and 2001, respectively.

Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Valuation of Marketable Securities and Investment Securities

Marketable securities are recorded at purchase price cost plus incidental costs. However, if the fair value differs from the book value determined using the weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Investments in equity securities (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted security) are stated at acquisition cost, determined using the weighted average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with valuation gain or loss reported as a capital adjustment within stockholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders' equity.

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Investments in debt securities are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity investment debt securities are stated at acquisition cost, as determined using the weighted average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholder' equity.

The lower of the acquisition cost of investments in the treasury stock funds and the fair value of treasury stock included in a fund is recorded as treasury stock in capital adjustment.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 50 years, of related assets.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are won 210,552 million and won 107,167 million as of September 30, 2002 and 2001, respectively. Actual severance payments were won 4,501 million and won 6,049 million for the nine month periods ended September 30, 2002 and 2001, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of won 103 million and won 119 million as of September 30, 2002 and 2001, respectively, are presented as a deduction from accrued severance benefits. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

During the first half of 2001, accrued severance indemnities of won 58,063 million for the directors and employees who were transferred to the power generation subsidiaries were transferred to those subsidiaries.

Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was won 1,225.50 and won 1,309.10 to US$ 1.00 at September 30, 2002 and 2001,
respectively. The translation gains or losses are reflected in current operations.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.

Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 639,011,053 shares and 638,980,151 shares for the nine month periods ended September 30, 2002 and 2001, respectively.

Earnings per share of the Company for the twelve month period ended December 31, 2001 was won 2,783.


3.   PROPERTY, PLANT AND EQUIPMENT:

(1)  Asset revaluation

     The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was won 12,552,973 million.

(2)  Publicly announced land prices

     The published price of the Company's land as announced by the Korean Government is as follows (won in millions):

                                                        Area
                      Purpose                     (Square meters)      Book value        Land prices
     ---------------------------------------     -----------------   ----------------   --------------
     Transmission and distribution sites etc.        16,217,919      won    3,360,801   won  2,981,221

(3)  Utility plant

     Utility plant as of September 30, 2002 and 2001 is as follows (won in millions):

                                                  2002                   2001
                                            ---------------        ---------------
             Land                           won   3,360,801        won   3,354,147
             Buildings                            1,982,619              1,779,071
             Structures                          21,655,543             19,134,995
             Machinery                            5,729,685              4,422,790
             Ships                                      266                    266
             Vehicles                                50,935                 47,282
             Others                                 217,766                170,666
                                            ---------------        ---------------
                                            won 32,997,615         won  28,909,217
                                            ===============        ===============

4.   INSURED ASSETS:

Insured assets as of September 30, 2002 are as follows (won in millions):

                  Insured assets                         Insurance type              Insured value
           -----------------------------        --------------------------------    --------------
             Buildings and machinery              Fire insurance                    won    325,670
             Buildings and machinery              Assemble insurance                       768,811
             Buildings                            General insurance                        147,187
             Construction in progress             Construction insurance                   141,404

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, loading insurance for inventories, casualty insurance for its employees and compensation liability insurance for its directors.


5.       INVESTMENT SECURITIES:

(1) Investment securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                   2002                 2001
                                                            -----------------     -----------------
           Listed securities                                won             -     won        94,531
           Securities subject to equity method                     22,118,691            20,365,284
           Non-listed equity securities                                88,763                60,525
           Others                                                       8,915                   358
                                                            -----------------     -----------------
                                                            won    22,216,369     won    20,520,698
                                                            =================     =================

(2) Listed securities as of September 30, 2001 were shares in Doosan Heavy Industries and Construction Co., Ltd. (Formerly Korea Heavy Industries & Construction Co., Ltd.), all of which were sold in 2001. As of September 30, 2001, the difference between book value and market value of won 47,295 million was recorded as capital adjustment.

(3) Securities subject to the equity method as of September 30, 2002 and 2001 are as follows (won in millions):

                                                             2002                                      2001
                                           ----------------------------------------------    ---------------------------
                                            Ownership     Acquisition       Value per        Ownership     Value per
         Company name                          (%)           cost         equity method         (%)       equity method
-------------------------------------      ----------    --------------   ---------------    ---------    --------------
 Korea Hydro & Nuclear Power Co., Ltd.        100.0      won  9,364,799   won  10,475,676      100.0      won  9,753,048

 Korea South-East Power Co., Ltd.             100.0           1,232,004         1,613,585      100.0           1,342,715

 Korea Midland Power Co., Ltd.                100.0           1,325,891         1,683,253      100.0           1,425,212

 Korea Western Power Co., Ltd.                100.0           1,442,638         1,718,133      100.0           1,540,536

 Korea Southern Power Co., Ltd.               100.0           1,797,378         1,942,383      100.0           1,822,669

 Korea East-West Power Co., Ltd.              100.0           2,322,905         2,367,458      100.0           2,292,143

 Korea Power Engineering Co., Ltd.             97.9               4,991            43,208       97.9              43,678
 Korea Plant Service & Engineering Co.,
   Ltd.                                       100.0               6,000           228,729      100.0             215,463

 KEPCO Nuclear Fuel Co., Ltd.                  96.4              89,757           126,817       96.4             113,178

 Korea Electric Data Network Co., Ltd.        100.0              64,000           113,195      100.0             105,598
 Korea Electric Power Industrial
   Development, Ltd.                          100.0              16,300            41,390      100.0              36,267

 Korea Gas Corporation                         24.5              94,500           660,645       24.5             663,540

 Korea District Heating Co.                    26.1               5,660           144,113       26.1             132,761

 Powercomm Corporation                         89.5             671,215           742,091       89.5             698,204

 KEPCO International Hong Kong Ltd.           100.0              15,102           114,037      100.0              81,268

 KEPCO International Philippines Inc.         100.0             103,610           103,978      100.0              99,004
                                                         --------------   ---------------                 --------------
                                                         won 18,556,750   won  22,118,691                 won 20,365,284
                                                         ==============   ===============                 ==============

         If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method over five years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. Unrealized income from intercompany transactions is eliminated.

         As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and KEILCO.

         The Company recorded won 1,755,873 million and won 912,745 million as valuation gain using the equity method for the nine month periods ended September 30, 2002 and 2001, respectively, and won 71,198 million and won 166,745 million as capital adjustment as of September 30, 2002 and 2001, respectively.

(4) Non-listed equity securities as of September 30, 2002 and 2001 are as follows (won in millions):

                                                         2002                                2001
                                        ----------------------------------------    ------------------------
                                        Ownership     Acquisition                    Ownership   Acquisition
         Company name                      (%)           cost        Book value         (%)         cost
-------------------------------------   ---------     -----------    -----------    ----------   -----------
Securities Market Stabilization Fund       7.56       won  37,407    won  37,407        7.16     won  33,610

Energy Savings Investment Cooperative      40.6             5,000          5,000        40.6           5,000

Korea Power Exchange                       50.0            46,356         46,356        50.0          21,915
                                                      -----------    -----------                 -----------

                                                      won  88,763    won  88,763                 won  60,525
                                                      ===========    ===========                 ===========

(5) Other investments as of September 30, 2002 and 2001 are as follows (won in millions):


                                                                              2002                         2001
                                                                --------------------------------        ------------
                                                                 Face value          Book value         Book value
Government and municipal bonds                                  won       58        won       58        won       86
Investment securities in treasury stock fund                               -               8,857                 272
                                                                ------------        ------------        ------------
                                                                won       58        won    8,915        won      358
                                                                ============        ============        ============

     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities. Investment securities other than treasury stock in the fund and its related losses on valuation of investment, which are recorded in capital adjustment, amount to won 8,857 million and won 5,567 million, respectively, as of September 30, 2002 and won 272 million and won 277 million, respectively, as of September 30, 2001.


6.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in million):

                                                2002                  2001
                                         ------------------     -----------------
              Short-term loans           won          8,074     won         5,695
              Long-term loans                       129,596               119,806
                                         ------------------     -----------------
                                         won        137,670     won       125,501
                                         ==================     =================

7.   INVENTORIES:

Inventories as of September 30, 2002 and 2001 consist of the following (won in millions):


                                                       2002                 2001
                                                   ------------        -------------
         Raw materials                             won    1,410        won    1,370
         Supplies                                        52,762              40,611
         Other                                            5,973              12,062
                                                   ------------        ------------
                                                   won   60,145        won   54,043
                                                   ============        ============


8.   SHAREHOLDERS' EQUITY:

(1)      Capital

         The Company has 1,200,000,000 authorized shares of won 5,000 par value common stock, of which 640,100,876 shares are issued as of September 30, 2001.

(2)      Capital Surplus

         Capital surplus as of September 30, 2002 and 2001 is as follows (won in millions):

                                                                2002                 2001
                                                           ---------------     ---------------
               Paid-in capital in excess of par value      won     799,876     won     799,876
               Reserves for asset revaluation                   12,552,973          12,552,973
               Other capital surplus                               958,508             947,416
                                                           ---------------     ---------------
                                                           won  14,311,357     won  14,300,265
                                                           ===============     ===============

         The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of won 12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)      Retained earnings

         Appropriated retained earnings as of September 30, 2002 and 2001 consist of the following (won in millions):

                                                                   2002                2001
                                                              ---------------    ---------------
         Legal reserve                                        won   1,600,252    won   1,600,252
         Reserve for business rationalization                          31,900             30,900
         Reserve for business expansion                             8,556,873          7,390,999
         Reserve for investment on social overhead capital          4,892,449          4,692,449
         Reserve for research and human development                    60,000                  -
         Voluntary reserve                                            210,000            210,000
                                                              ---------------    ---------------
                                                              won  15,351,474    won  13,924,600
                                                              ===============    ===============

         The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. In accordance with the Tax Incentive Control Law, the amount of tax benefit associated with certain exemptions and tax credits must be appropriated as a reserve for business rationalization.

         Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

         The legal reserve and the reserve for business rationalization are not available for cash dividends; however, these reserves may be credited to paid-in capital or accumulated deficit by the resolution of the shareholders.

         The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

(4)      Capital adjustments

         Capital adjustments as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                       2002                2001
                                                                   -------------      -------------
          Treasury stock                                           won   (21,303)     won   (24,088)
          Valuation loss on currency and interest rate swaps                   -            (16,989)
          Gain on valuation of investments                                65,631             213,763
                                                                   -------------      --------------
                                                                   won    44,328      won    172,686
                                                                   =============      ==============

         The Company has shares held as treasury stock amounting to won 21,303 million (1,034,155 shares) and won 24,088 million (1,147,053 shares) as of September 30, 2002 and 2001, respectively, for the purpose of stock price stabilization. This treasury stock is included in the treasury stock fund.


9.   BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of September 30, 2002 and 2001 are as follows (won in millions):

                                                          Annual interest
         Financial institution               Type             rate (%)             2002              2001
     ---------------------------      -----------------  ----------------   -----------------   -------------
     Sumitomo Bank                       Bridge Loan           4.09          won            -    won  261,820

(2) Long-term borrowings as of September 30, 2002 and 2001 are as follows (won in millions):

         (a)      Long-term borrowings denominated in Korean Won

                                                       Annual interest
          Financial institution            Type            rate (%)            2002                2001
      --------------------------        -----------    ---------------   ---------------     ---------------
                                        Industrial
      Korea Development Bank             facility         5.10~9.00       won  2,576,709      won  1,386,745
      Kookmin Bank                        General         6.48~6.84               96,190             138,095
      Korea National Oil
        Development Corporation              "               9.00                    375               2,875
      Others                                 "            5.50~6.00                   38                  39
                                                                         ---------------     ---------------
                                                                               2,673,312           1,527,754
      Less: Current portion                                                     (551,779)           (104,537)
                                                                         ---------------     ---------------
                                                                          won  2,121,533      won  1,423,217
                                                                         ===============     ===============

         (b)      Long-term borrowings denominated in foreign currency

                                                            Annual interest
            Financial institution               Type             rate (%)             2002                2001
     -------------------------------------   ----------     ---------------      ---------------     ---------------
     Japan Bank of International
        Cooperation                          Commercial           2.27            won          -      won  1,008,184
     Barclays International Financial
        Services (Ireland) Ltd.                  "            6M Libor-1.00              384,013             409,093
     Kredit Anstalt Fur Wieder Aufbau         Facility            6.00                       472               1,062
     Asia Development Bank                       "                6.00                     1,785               2,537
                                                                                 ---------------     ---------------
                                                                                         386,270           1,420,876
     Less: Current portion                                                               (93,014)           (169,235)
                                                                                 ---------------     ---------------
                                                                                  won    293,256      won  1,251,641
                                                                                 ===============     ===============

(3) Debentures as of September 30, 2002 and 2001 are as follows (won in millions):

                                                        Annual
                                                   Interest rate (%)           2002                 2001
                                                   -----------------    ---------------      ---------------
         Domestic debentures (Electricity bonds)       5.19~11.95         won 2,700,000       won  2,455,000
         Foreign debentures                             1.18~8.28             6,913,922            6,830,455
                                                                        ---------------      ---------------
                                                                              9,613,922            9,285,455
         Less: Current portion                                                 (565,787)            (777,846)
              Discount on debentures issued                                     (20,360)             (20,749)
                                                                        ---------------      ---------------
                                                                         won  9,027,775       won  8,486,860
                                                                        ===============      ===============

(4) Foreign currency debts, by currency, as of September 30, 2002 and 2001 are as follows (won in millions):

                                                   2002                                       2001
                                ---------------------------------------     ---------------------------------------
                                  Foreign currency      Won equivalent       Foreign currency      Won equivalent
                                -------------------     ---------------     -------------------    ----------------
     Short-term borrowings
                                                  -      won          -     US$     200,000,000     won     261,820
                                                        ---------------                            ----------------

     Long-term borrowings       US$     301,456,525             385,798     US$     314,437,282             411,630
                                EUR         392,615                 472     JPY  92,038,852,176           1,008,184

                                                  -                         DEM       1,743,887               1,062
                                                        ---------------                            ----------------
                                                                386,270                                   1,420,876
                                                        ---------------                            ----------------

     Debentures                 US$   3,881,207,010           4,763,759     US$   3,562,492,790           4,663,659
                                JPY 205,060,000,000           2,047,258     JPY 180,060,000,000           1,972,359
                                EUR      46,657,259              56,098     DEM      42,000,000              25,581
                                GBP      24,467,000              46,807     EUR      25,183,000              29,998
                                                                            ITL 148,995,000,000              91,662
                                                                            GBP      24,467,000              47,196
                                                        ---------------                             ---------------
                                                              6,913,922                                   6,830,455
                                                        ---------------                             ---------------
                                                         won  7,300,192                              won  8,513,151
                                                        ===============                             ===============

(5) Aggregate maturities of the Company's long-term debt as of September 30, 2002 are as follows (won in millions):

                            Local          Foreign
        Year ended        currency         currency        Electricity         Foreign
       September 30      borrowings       borrowings          bonds           debentures        Total
     --------------   ---------------   --------------   ---------------   --------------   ---------------
           2003        won    551,779    won    93,014    won     55,000    won   510,787    won  1,210,580
           2004               690,363          197,253         1,810,000        2,257,452         4,955,068
           2005               670,231           96,003           550,000        1,392,764         2,708,998
           2006               596,577                -            50,000          429,385         1,075,962
           2007               146,518                -           235,000           48,411           429,929
        Thereafter             17,844                -                 -        2,275,123         2,292,967
                      ---------------   --------------   ---------------   --------------   ---------------
                       won  2,673,312    won   386,270    won  2,700,000    won 6,913,922    won 12,673,504
                      ===============   ==============   ===============   ==============   ===============


10.      LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is won 31,460 million and won 16,379 million as of September 30, 2002 and 2001, respectively. Depreciation of the leased assets amounted to won 8,739 million and won 3,209 million for the nine month periods ended September 30, 2002 and 2001, respectively.

(2) Annual payments under these financial lease agreements as of September 30, 2002 are as follows (won in millions):

                     Year ending September 30              Amount
                     ------------------------          --------------
                                  2003                    won   9,385
                                  2004                          5,523
                                  2005                            961
                               Thereafter                         396
                                                         ------------
                                                               16,265
                    Less: Interest                               (726)
                          Current portion                      (9,385)
                                                         ------------
                                                          won   6,154
                                                         ============


11.      FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

There are no significant liabilities denominated in foreign currency other than those mentioned in Note 9 and significant assets denominated in foreign currency as of September 30, 2002 and 2001 are as follows (won in millions):

                                                     2002                            2001
                                        -----------------------------   -----------------------------
                                            Foreign       Equivalent      Foreign         Equivalent
                  Account                 currencies      Korean Won     currencies       Korean Won
     -------------------------------    --------------   ------------   --------------   -----------
     Cash and cash equivalents          US$  8,599,422    won  10,539   US$     79,162    won    104
     Trade receivables                  US$ 16,112,256         19,746   US$ 20,923,974        27,391
     Other account receivables          US$    572,436            702   US$  3,266,097         4,276
     Other non-current assets           US$     11,560             14   US$     11,560            15
                                        JPY  5,859,783             59   JPY  5,859,783            62
                                                         ------------                    -----------
                                                          won  31,060                     won 31,848
                                                         ============                    ===========


12.  SWAP TRANSACTIONS:

(1) Currency swap contracts as of September 30, 2002 are as follows (foreign currency in millions):

                                                               Contract                        Contract
                                                           amounts in millions          interest rate per annum
                                 Contract   Settlement   -----------------------   --------------------------------
                                   Year        Year         Pay         Receive        Pay (%)          Receive (%)
                                ---------   ----------   ----------   ----------   --------------    --------------
The Sumitomo Bank Ltd.             1995        2005      US$    286   JPY 27,000        7.68             4.15
The Fuji Bank, Ltd.                1995        2005      US$    149   JPY 14,425     Libor+0.155         3.40
Canadian Imperial Bank of
   Commerce                        1996        2006      US$     97   JPY  9,865     Libor+0.13          3.80
J.P. Morgan Securities Ltd.        1996        2006      US$    200   JPY 20,723     Libor+0.14          4.00
Union Bank of Switzerland          1997        2007      US$    244   GBP    150        6.686            8.50
                                                                                   Max[Libor+0.4,
Union Bank of Switzerland          1997        2004      US$     30   JPY  3,360        6.33]            2.75
Union Bank of Switzerland          1997        2002      JPY 10,244   DEM    150        2.00         3M Libor +0.80
Union Bank of Switzerland          1997        2007      JPY  9,895   GBP     50        2.00             8.50
Bankers Trust Co.                  1998        2004      JPY  1,705   US$     55        6.41             7.11
                                                         DEM     25
                                                         CHF     20
                                                         CAD     20
Bankers Trust Co.                  1998        2004      JPY  2,945   US$     95        6.36             7.05
                                                         DEM     43
                                                         CHF     35
                                                         CAD     34
Union Bank of Switzerland          1998        2003      JPY 12,150   US$    100        4.00            6.375
J.P. Morgan Securities Ltd.
   Deutsche                        2002        2009      US$    650   JPY 76,700        4.25             1.18

(2)        Interest rate swap contracts as of September 30, 2001 are as follows:

                                                            Contract interest rate per annum
                                   Notional amount    --------------------------------------------
                                     in millions             Pay (%)                  Receive (%)             Term
                                   ---------------    -------------------        -----------------         ---------
Lehman Brothers Special             US$   150              Libor+0.25                   6.375              1993-2003
   Financing, Inc.
J.P. Morgan Securities Ltd.         US$   149                 6.91                   Libor+0.155           1995-2005
Hanvit Bank                         US$   150                 6.10                    Libor+0.25           1996-2003
Korea Development Bank              US$    97         Min(Libor+0.13,6.50)            Libor+0.13           1997-2004
Union Bank of Switzerland           US$    70         Max(Libor+0.40,6.33)            Libor+0.31           1997-2004
Barclays Bank PLC, London           US$   300              6M Libor-1                 Libor+0.45           1997-2004
Shinhan Bank                        US$   100                 6.50                       6.75              1997-2004
Shinhan Bank                        US$    95                 5.80                   6M Libor+0.1          1998-2002
Shinhan Bank                        US$    55                 5.80                   6M Libor+0.1          1998-2002
Bankers Trust Co.                   US$    55                 6.87                        -                1998-2004
                                    JPY 1,705                  -                         6.41
                                    DEM    25                  -                         6.41
                                    CHF    20                  -                         6.41
                                    CAD    20                  -                         6.41
Bankers Trust Co.                   US$    95                 6.93                        -                1998-2004
                                    JPY 2,945                  -                         6.36
                                    DEM    43                  -                         6.36
                                    CHF    35                  -                         6.36
                                    CAD    34                  -                         6.36
Bankers Trust Co.                   US$   100         Max(6.074-Libor, 0)        Max(Libor-6.074, 0)       1998-2007
Bankers Trust Co.                   US$   100         Max(Libor-6.074, 0)        Max(6.074-Libor, 0)       1998-2007

The Company entered into the above swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(3) The gains and losses on swap transactions for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                   Other income (expense)
                                                   2002                2001
                                               ------------     -----------
                Currency swap
                   Gains                       won   89,859     won   52,648
                   Losses                           (16,559)         (71,179)
                Interest rate swap
                   Gains                              6,666           17,399
                   Losses                           (25,774)         (29,901)
                                               ------------     ------------
                                               won   54,192     won  (31,033)
                                               ============     ============

13.      POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:


Power generation, transmission and distribution expenses for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                           2002              2001
                                                      --------------     --------------
     Material expenses:
         Coal                                         won          -     won    367,131
         Oil                                                   7,155            314,652
         LNG                                                       -            569,010
         Others                                                    -            143,913
                                                      --------------     --------------
                                                               7,155          1,394,706

     Amortization of Nuclear fuel                                  -            129,641

     Labor expenses:
         Salaries                                            342,769            393,134
         Severance and retirement benefits                    43,587             34,570
                                                      --------------     --------------
                                                             386,356            427,704
     Overhead expenses:
         Employee benefits                                    36,210             49,609
         Taxes and dues                                        7,027             22,447
         Rent                                                 16,320             14,749
         Depreciation                                      1,034,866          1,721,206
         Maintenance                                         488,477            721,683
         Commission and consultation fees                     35,534             62,747
         Compensation expense                                 40,982             61,080
         Ordinary development expenses                        63,392             95,630
         Reserve for decommissioning costs                         -            140,574
         Others                                              179,531            104,102
                                                      --------------     --------------
                                                           1,902,339          2,993,827
                                                      --------------     --------------
                                                      won  2,295,850     won  4,945,878
                                                      ==============     ==============

14.  SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):


                                                           2002               2001
                                                      --------------     -------------
     Labor                                            won    253,428     won   196,305
     Employee benefits                                        27,042            25,174
     Taxes and dues                                            4,365             4,664
     Rent                                                     13,398            17,342
     Depreciation                                             34,222            28,479
     Maintenance                                               8,664            12,054
     Commission and consultation fees                         54,077            50,225
     Ordinary development expenses                             8,386             7,965
     Collection expense                                      179,706           175,469
     Promotion                                                13,325            42,877
     Bad debts                                                12,039             3,587
     Others                                                   60,923            67,973
                                                      --------------     -------------
                                                      won    669,575     won   632,114
                                                      ==============     =============

15.      RESEARCH AND DEVELOPMENT EXPENDITURES:


Research and development expenditures of the Company for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                                                         2002           2001
                                                      ----------     ----------
     Intangibles                                      won  2,243     won  15,402
     Ordinary development expenses                        71,778         103,595
                                                      ----------     -----------
                                                      won 74,021     won 118,997
                                                      ==========     ===========


16.  INCOME TAX EXPENSE:

(1) Income tax expense as of September 30, 2002 and 2001 is as follows (won in millions):

                                                           2002             2001
                                                      --------------     -----------
     Income tax currently payable                     won    812,722     won 535,288
     Changes in deferred income taxes                        278,448         194,570
                                                      --------------     -----------
     Income tax expense                               won  1,091,170     won 729,858
                                                      ==============     ===========

(2) Deferred income tax liabilities as of September 30, 2002 and 2001 are as follows (won in millions).

                               Accumulated                                Deferred income
          Year           temporary differences         Tax rate (%)       tax liabilities
          ----           ---------------------         ------------       ---------------
          2002              won (4,353,340)               29.7            won (1,292,942)
          2001              won (3,251,259)               30.8            won (1,001,388)


17.  RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the nine month periods ended September 30, 2002 and 2001 are as follows (won in millions):

                Related party                            Transaction                     2002             2001
--------------------------------------------  --------------------------------       -------------    -------------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.       Sales of electricity and others        won    91,984    won    22,490
  Korea South-East Power Co., Ltd.                            "                             30,558           19,530
  Korea Midland Power Co., Ltd.                               "                             15,341           12,752
  Korea Western Power Co., Ltd.                               "                             20,131           21,998
  Korea Southern Power Co., Ltd.                              "                             13,457           11,113
  Korea East-West Power Co., Ltd.                             "                             29,415           11,301
  Others                                                      "                             54,246          104,825
                                                                                     -------------    -------------
                                                                                     won   255,132    won   204,009
                                                                                     =============    =============

Purchases and others:

  Korea Hydro & Nuclear Power Co., Ltd.       Purchase of electricity and others     won 3,459,593    won 2,158,068
  Korea South-East Power Co., Ltd.                            "                          1,050,386          711,941
  Korea Midland Power Co., Ltd.                               "                          1,084,478          679,322
  Korea Western Power Co., Ltd.                               "                          1,433,788          967,715
  Korea Southern Power Co., Ltd.                              "                          1,351,965          828,133
  Korea East-West Power Co., Ltd.                             "                          1,359,764          825,635
  Korea Power Engineering Co., Inc.           Designing of the power plant                  29,359           69,605
  Korea Nuclear Fuel Co., Ltd.                Purchase of nuclear fuel                         355           36,376
  Korea Plant Service & Engineering Co., Ltd. Utility plant maintenance                     28,764          291,686
  Korea Gas Corporation                       Purchase of LNG                                   --          566,063
  Korea Electric Data Network Co., Ltd.       Maintenance of computer system                84,791           98,016
  Others                                                                                   105,681          120,201
                                                                                     -------------    -------------
                    Total                                                            won 9,988,924    won 7,352,761
                                                                                     =============    =============

(2) Receivables arising from related parties transactions as of September 30, 2002 and 2001 are as follows (won in millions):

                                                                     2002                        2001
                                                   ----------------------------------------   -----------
                                                      Trade
                 Related party                     receivables       Others        Total         Total
   ----------------------------------------        -----------    -----------   -----------   -----------
   Korea Hydro & Nuclear Power Co., Ltd.           won   7,997    won       -   won   7,997   won  20,082
   Korea South-East Power Co., Ltd.                      2,178            452         2,630         2,911
   Korea Midland Power Co., Ltd.                             -            484           484        10,341
   Korea Western Power Co., Ltd.                         1,196            492         1,688         6,734
   Korea Southern Power Co., Ltd.                          693          1,046         1,739         5,911
   Korea East-West Power Co., Ltd.                       2,333            845         3,178        20,975
   Others                                                    -          9,082         9,082        36,174
                                                   -----------    -----------   -----------   -----------
                     Total                         won  14,397    won  12,401   won  26,978   won 103,128
                                                   ===========    ===========   ===========   ===========

(3) Payables arising from related parties transactions as of September 30, 2002 and 2001 are as follows (won in millions):


                                                                     2002                        2001
                                                   ---------------------------------------   -------------
                                                      Trade
                 Related party                     receivables      Others        Total          Total
   ----------------------------------------        -----------    ----------   -----------   -------------
   Korea Hydro & Nuclear Power Co., Ltd.           won 294,884   won   1,515   won 296,399   won   349,444
   Korea South-East Power Co., Ltd.                     84,203            93        84,296         117,734
   Korea Midland Power Co., Ltd.                       124,786            94       124,880         108,257
   Korea Western Power Co., Ltd.                       130,120             9       130,129         150,274
   Korea Southern Power Co., Ltd.                      102,652            82       102,734         160,805
   Korea East-West Power Co., Ltd.                     119,783           333       120,116         152,909
   Korea Power Engineering Co., Inc.                         -         7,361         7,361          13,589
   Korea Plant Service & Engineering Co., Ltd.               -         6,197         6,197          69,255
   Others                                                  295        20,599        20,984          18,226
                                                   -----------   -----------   -----------   -------------
                     Total                         won 856,723   won  36,283   won 893,006   won 1,140,493
                                                   ===========   ===========   ===========   =============


18.      CONTINGENT LIABILITIES:


(1) The Company is engaged in 252 lawsuits as a defendant and 38 lawsuits as a plaintiff. The total amount claimed from the Company is won 100,985 million and the total amount claimed by the Company is won 104,393 million as of September 30, 2002. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's debts of won 17,646,157 million, including borrowings of won 13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, under the Commercial Code of the Republic of Korea. Balance of debts among transferred total liabilities as of September 30, 2002 is won 7,512,625 million.

(3) Debt repayment guarantees the Company has provided for its related parties in connection with the related parties' borrowings as of September 30, 2002 are as follows:

       Loan type                   Guaranteed company                   Financial institutions            Amount
     ------------        ----------------------------------             ----------------------      ---------------
                         KEPCO International Hong Kong Ltd.             Nippon Life Insurance       US$  82,006,000
     Foreign                             "                              Norinchukin Bank                 35,000,000
     currency loan                       "                              Korea Development Bank           13,908,000
                         KEPCO International Philippines Inc.           Korea Development Bank           72,696,000
                                                                                                    ---------------
                                                                                                    US$ 203,610,000
                                                                                                    ===============

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 449,672,139 from Japan Bank of International Cooperation and others for that business. The Company provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation.

(5) The Company has provided 1 blank note to Korea Development Bank as collateral for the borrowings.

(6) The Company was provided a credit (overdraft) line amounting to won 245,000 million by five banks including the National Agricultural Cooperative Federation as of September 30, 2002.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to won 862,102 million for the nine month period ended September 30, 2002.


19.      SPIN-OFF:


The Company spun off its power generation division during the first half of 2001 in accordance with the restructuring plan of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy on January 21, 1999.

(1) The newly established power generation subsidiaries are primarily engaged in the sale of electricity to the Company through the Korea Power Exchange. Details of those subsidiaries are as follows:

                  Name of the subsidiaries                                 Major power plant
     --------------------------------------------------------------------------------------------------------
     Korea Hydro & Nuclear Power Co., Ltd. (KHNP)         Hydroelectric  power plant and nuclear  power plant
                                                              in Gori and others
     Korea South-East Power Co., Ltd. (KOSEPCO)           Thermoelectric power plant in Samchonpo and others
     Korea Midland Power Co., Ltd. (KOMIPO)               Thermoelectric power plant in Boryung and others
     Korea Western Power Co., Ltd. (KOWEPCO)              Thermoelectric power plant in Tae-an and others
     Korea Southern Power Co., Ltd. (KOSPO)               Thermoelectric power plant in Hadong and others
     Korea East-West Power Co., Ltd. (KEWESPO)            Thermoelectric power plant in Dangjin and others

(2)      Details of the spin-off

         a) The Company spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.
         b)       Registration date of spin off: April 2, 2001
         c)       Date of resolution of shareholders: March 16, 2001
         d)       Date of resolution of Board of Directors: February 24, 2001

(3)      Assets and liabilities of the spun off division

         a) Assets and liabilities of the spun off division as of date of spin off (won in million)

                 KHNP          KOSEPCO        KOMIPO          KOWEPCO        KOSPO         KEWESPO          Total
            --------------  -------------  -------------  -------------  -------------  -------------  --------------
Assets      won 18,791,413  won 2,490,720  won 2,662,209  won 2,904,046  won 3,627,985  won 4,655,400  won 35,131,773
Liabilities      9,426,614      1,258,716      1,336,317      1,461,408      1,830,607      2,332,495      17,646,157
            --------------  -------------  -------------  -------------  -------------  -------------  --------------
Net assets  won  9,364,799  won 1,232,004  won 1,325,892  won 1,442,638  won 1,797,378  won 2,322,905  won 17,485,616
            ==============  =============  =============  =============  =============  =============  ==============


         b) Assets and liabilities of the spun off division as of December 31, 2000 (won in million)



                 KHNP          KOSEPCO        KOMIPO          KOWEPCO        KOSPO         KEWESPO          Total
            --------------  -------------  -------------  -------------  -------------  -------------  --------------
Assets      won 17,433,479  won 2,688,953  won 2,209,503  won 2,943,194  won 3,507,340  won 4,696,226  won 33,478,695
Liabilities      9,231,779      1,469,853      1,234,789      1,542,594      1,819,240      2,463,526      17,761,781
            --------------  -------------  -------------  -------------  -------------  -------------  --------------
Net assets  won  8,201,700  won 1,219,100  won   974,714  won 1,400,600  won 1,688,100  won 2,232,700  won 15,716,914
            ==============  =============  =============  =============  =============  =============  ==============


         c) Result of operations of the spun off division (From January 1, 2001 to April 1, 2001) (won in million)


                  KHNP           KOSEPCO         KOMIPO          KOWEPCO        KOSPO         KEWESPO          Total
             --------------   -------------   -------------  -------------  -------------  -------------  --------------
Net sales    won  1,097,586   won   410,195   won   345,771  won   406,931  won   413,058  won   481,710  won  3,155,251
Cost of
goods sold          875,074         360,346         280,101        380,139        401,384        460,825       2,757,869
             --------------   -------------   -------------  -------------  -------------  -------------  --------------
Gross profit won    222,512   won    49,849   won    65,670  won    26,792  won    11,674  won    20,885  won    397,382
             ==============   =============   =============  =============  =============  =============  ==============

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             KOREA ELECTRIC POWER CORPORATION


                                             By: /s/ Chung, Soo Eun
                                                 ------------------------------
                                                 Name:  Chung, Soo Eun
                                                 Title: Chief Financial Officer

Date: December 10, 2002